| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66625 |

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Banco do Brasil Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 Brickell Ave, Suite 2610
(No. and Street)

| Miami | FL | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Diogo Silva Rostolato | 407-608-1762 | rosostolato@bb.com.br |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

| 135 West 50th Street | New York | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 686 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Diogo Silva Rosostolato, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Banco do Brasil Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Diogo Rosostolato

Title: CEO

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Signature:**

Diogo Silva Rosostolato (Feb 23, 2026 15:49:13 EST)

**Email:** rosostolato@bb.com.br

# bbs25shortfacing

Final Audit Report 2026-02-23

| | |
|---|---|
| Created: | 2026-02-23 |
| By: | Peter Sinelnikov (PSinelnikov@sddco.com) |
| Status: | Signed |
| Transaction ID: | CBJCHBCAABAAjktFYDHsAe4YCq_T7EWJ2nAqcf9VvDT0 |

## "bbs25shortfacing" History

Document created by Peter Sinelnikov (PSinelnikov@sddco.com)
2026-02-23 - 8:19:48 PM GMT

Document emailed to Diogo Silva Rosostolato (rosostolato@bb.com.br) for signature
2026-02-23 - 8:19:53 PM GMT

Email viewed by Diogo Silva Rosostolato (rosostolato@bb.com.br)
2026-02-23 - 8:47:16 PM GMT

Document e-signed by Diogo Silva Rosostolato (rosostolato@bb.com.br)
Signature Date: 2026-02-23 - 8:49:13 PM GMT - Time Source: server

Agreement completed.
2026-02-23 - 8:49:13 PM GMT

**BANCO DO BRASIL SECURITIES LLC**

(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Financial Statement

December 31, 2025

(With Report of Independent Registered
Public Accounting Firm Thereon)

# BANCO DO BRASIL SECURITIES LLC
## (A Wholly Owned Subsidiary of Banco do Brasil S.A.)

## Table of Contents

*These financial statements and supplemental schedules should be deemed confidential*
*pursuant to subparagraph (e) (3) under SEC Rule 17a-5*

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



## Report of Independent Registered Public Accounting Firm

Member
Banco do Brasil Securities LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Banco do Brasil Securities LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

**New York, New York**
**February 20, 2026**

## BANCO DO BRASIL SECURITIES LLC
### (A Wholly Owned Subsidiary of Banco do Brasil, S.A.)
### Statement of Financial Condition
### December 31, 2025

| Assets | | |
|---|---|---|
| Cash and cash equivalents | $ | 472,959 |
| Securities owned, at clearing broker, at fair value | | 32,468,300 |
| Receivable from broker-dealers and clearing organizations | | 2,048,419 |
| Time deposits held with affiliate | | 42,127,676 |
| Fixed assets, net | | 137,911 |
| Other assets | | 1,032,874 |
| Lease asset - right of use | | 508,617 |
| **Total assets** | $ | 78,796,756 |
| | | |
| **Liabilities** | | |
| Accrued expenses and other liabilities | $ | 1,304,035 |
| Lease liability | | 574,792 |
| Total liabilities | | 1,878,827 |
| Member's equity | | 76,917,929 |
| **Total liabilities and member's equity** | $ | 78,796,756 |

See accompanying notes to financial statement.

## (1) Organization and Business

Banco do Brasil Securities LLC (the "Company"), a New York Limited Liability Company, is a wholly owned subsidiary of Banco do Brasil S.A. (the "Parent"), a banking corporation incorporated under the laws of the Federative Republic of Brazil, which operates in offices located in New York, NY and Miami, Florida.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) as an introducing broker-dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers. The Company operates under the provisions of paragraph (k)(2)(ii) of the Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company became a registered investment adviser with the SEC and the state of Florida effective September 6, 2022.

## (2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the following significant accounting policies:

*(a) Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

*(b) Receivable from broker-dealers and clearing organizations*

As of December 31, 2025, amounts receivable from the clearing broker of $2,048,419 consist of deposits and amounts due from the clearing broker, net of any payable for fees, commissions and errors. As of December 31, 2024, the receivable from clearing broker amounted to $2,006,639.

*(c) Securities Owned and Securities on Deposit, at Fair Value*

Proprietary securities transactions are recorded on a trade date basis. As of December 31, 2025, securities owned consisted of $32,468,300 with no securities on deposit. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within trading revenue, net, in the statement of operations. Treasury bills are carried at fair value, based on dealer quotes. As of December 31, 2024, securities owned consisted of $41,134,615 with no securities on deposit.

## (2) Summary of Significant Accounting Policies (continued)

### (d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding that may result in a foreign tax credit to be utilized against foreign source income or appear as a tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

US GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2025, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior to 2022.

### (e) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

### (f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated in United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

## (2) Summary of Significant Accounting Policies (continued)

### (g) Fixed Assets and Leasehold Improvements

Depreciation is provided on a straight-line basis using estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

### (h) Leases

The Company is a lessee in a non-cancellable operating lease, for office space. The Company recognizes and measures its leases in accordance with ASC Topic 842, Leases ("ASC Topic 842"). The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Right of use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

### (i) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of proprietary trading, commission income, mutual fund retailing, and collecting administrative fees on its fully disclosed client accounts. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make profit distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of this segment are the same as those described in the summary of other significant accounting policies noted above.

## (3) Related Party Transactions (continued)

Service agreements are in place with the Banco do Brasil S.A. New York Branch (Branch) for the provision of information technology, communication and PC Support. The Branch allocated to the Company $94,235 during the year ended December 31, 2025 for such services which is included as part of occupancy, equipment and communication on the statement of operations.

Service agreements are in place with the BB USA Servicing Center (Servicing Center) for the provision of payroll, administration, occupancy, equipment, communication services, human resources, accounting, payments and information security services.

During the year ended December 31, 2025, the Company funded a total of $41,185,000 in new time deposits with Banco do Brasil S.A. Grand Cayman Branch, and $31,250,000 in deposits matured during the year. The deposits carry an interest rate of approximately 5% and have terms between 180 and 361 days.

In addition, Cash and cash equivalents totaling $472,959 recorded on the statement of financial condition is with a related party and is not FDIC insured.

## (4) Income Taxes

The Company is a single-member LLC and is included in the federal and state tax return of the Branch.

There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements.

## (5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $11,744,578, which was $11,494,578 in excess of the amount required of $250,000.

## (6) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

## (7) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income and equity securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker.

## (8) Fair Value Measurements

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements).  The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

## (8) Fair Value Measurements (continued)

The U.S. government securities with a fair value of $11,085,030 at December 31, 2025 were considered to have been valued using Level 1 measurement. The Brazilian bonds with a fair value of $21,383,270 and time deposits held with affiliate of $42,127,676 were considered to be valued using Level 2 measurement. The primary source for pricing is derived from dealer and broker quotes. There were no transfers of financial assets between Level 1 or Level 2 during the year ended December 31, 2025.

## (9) Securities Owned and Receivable from Broker-Dealers and Clearing Organizations

Securities owned and receivable from broker-dealers and clearing organizations, consist of the following:

|  | December 31, 2024 | December 31, 2025 |
|---|---|---|
| Securities owned, at clearing broker, at fair value | $ 41,134,615 | $ 32,468,300 |
| Time deposits held with affiliate | 31,545,308 | 42,127,676 |
| Receivable from broker-dealers and clearing organizations | 2,006,639 | 2,048,419 |
|  | $ 74,686,562 | $ 76,644,395 |

## (10) Lease Commitments

Effective March 29, 2018 the Company entered into a lease agreement for a new office space located in Suite 3150, One Biscayne Blvd., Miami, FL. The Company has one remaining obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classifies this lease as an operating lease under ASC 842. The remaining lease agreement does not include a termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the statement of financial condition for the above leases as of December 31, 2025 were as follows:

Operating leases:

Operating lease ROU assets: $508,617

Operating lease liabilities: $574,792

Remaining lease term: 2.75 years

Discount rate: 5.000%

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2025 are as follows:

| | | |
|---|---|---:|
| 2026 | $ | 217,752 |
| 2027 | | 224,284 |
| 2028 | | 175,095 |
| Total undiscounted lease payments | | 617,131 |
| Less imputed interest | | (42,339) |
| Total lease liabilities | $ | 574,792 |

## (11) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

## (12) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2025 as of February 20, 2026, which is the date the financial statements were available to be issued. Management believes that no other material events have occurred since December 31, 2025 that requires recognition or disclosure in the financial statements.